Exhibit 99.2

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Pharvaris N.V. (the "Company") to be held on June 29, 2022 at 4:00 p.m. CEST at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2021 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2021 (voting item)

4.	Instruction to PricewaterhouseCoopers Accountants N.V. for the external audit of the Company's statutory annual accounts for the fiscal year 2022 (voting item)

5.	Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2021 (voting item)

6.	Discussion of the Company's dividend and reservation policy (discussion item)

7.	Appointment of Mrs. Margareta Elisabeth Björk as non-executive director of the Company (voting item)

8.	Appointment of Ms. Anne Maria Jacoba de Jonge Schuermans as non-executive director of the Company (voting item)

9.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

10.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is June 1, 2022 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the day prior to the AGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.pharvaris.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Pharvaris N.V.

c/o General Counsel

J.H. Oortweg 21

2333 CH Leiden

the Netherlands

investor.relations@pharvaris.com

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2021 (discussion item)

The Company's statutory board report over the fiscal year 2021 has been made available on the Company's website (http://www.pharvaris.com) and at the Company's office address.

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2021 (voting item)

The Company's annual accounts over the fiscal year 2021 have been made available on the Company's website (http://www.pharvaris.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Instruction to PricewaterhouseCoopers Accountants N.V. for the external audit of the Company's annual accounts for the fiscal year 2022 (voting item)

Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts. It is now proposed to appoint PricewaterhouseCoopers Accountants N.V. as the external independent auditor for the audit of the Company's annual accounts for the fiscal year 2022.

5.	Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2021 (voting item)

It is proposed that the Company's directors be released from liability for the exercise of their duties during the fiscal year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2021 or in other public disclosures.

6.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's board (the "Board") and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

7.	Appointment of Mrs. Margareta Elisabeth Björk as non-executive director of the Company (voting item)

The Board has made a binding nomination to appoint Mrs. Margareta Elisabeth Björk as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2026.

Mrs. Björk, age 60, is currently the Senior Vice President, Head of Late-stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca leading the global development of medicines within this area. Throughout her career at AstraZeneca (since 2002), she has gained broad drug development experience covering clinical development phase I-IV, large outcomes programs, major global filings and health authority interactions, and commercial strategy/implementation. Mrs. Bjӧrk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. She is also a board member of Rocket Pharmaceuticals, Chalmers University of Technology, Chalmers Ventures AB, Bjӧrks Matematik o Mera AB. Prior to these roles, she worked at Akademiska sjukhuset, Uppsala’s University Hospital, in different kind of roles.

Mrs. Björk does not hold any shares in the capital of the Company.

The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Mrs. Björk is being nominated for appointment in view of her broad global experience with drug development, filings, health authority interactions and implementation of commercial strategies. The Board believes that Mrs. Björk would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company's organization.

8.	Appointment of Ms. Anne Maria Jacoba de Jonge Schuermans as non-executive director of the Company (voting item)

The Board has made a binding nomination to appoint Ms. Anne Maria Jacoba de Jonge Schuermans as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2026.

Ms. de Jonge Schuermans, age 49, has been Senior Vice President at Swedish Orphan Biovitrum (Sobi) with responsibility for all Technical Operations encompassing CMC Development, Manufacturing, Sourcing, Supply Chain and Quality for a broad range of commercial and development products in rare diseases. Prior to joining Sobi, Ms. de Jonge Schuermans held roles as VP Global Manufacturing Operations and VP Global Supply Chain Operations & Partnerships at Biogen. Before that she spent almost 15 years in Novartis in various technical roles. Throughout her career she has built up experience in Biotech, Pharma, Medical Device and Consumer Health for a wide range of technologies in multiple territories and regulations. Ms. de Jonge Schuermans obtained her PhD from the Swiss Federal Institute of Technology

Zurich (ETHZ) and holds MSc. degrees in Agriculture & Natural Environment from Wageningen Agricultural University in the Netherlands, and Ecole Polytechnique Fédérale Lausanne (EPFL) in Switzerland.

Ms. de Jonge Schuermans does not hold any shares in the capital of the Company.

The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Ms. de Jonge Schuermans is being nominated for appointment in view of her broad and global experience in technical operations, including CMC Development, Sourcing, Supply Chain and Quality. The Board believes that Ms. de Jonge Schuermans would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company's organization.

9.	Extension of authorization for the Board to acquire ordinary shares and depository receipts for ordinary shares in the Company's capital (voting item)

The General Meeting has (i) authorized the Board, for a period of 18 months following 9 February 2021, to resolve for the Company to acquire fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on 9 February 2021) and/or (ii) has authorized the Board, for a period ending 18 months following 5 February 2021, to resolve for the Company to acquire fully paid-up preferred shares (and depository receipts for such preferred shares) in the Company's issued share capital, by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed the nominal value of the preferred shares concerned. It is proposed that these authorizations under (i) and (ii) be renewed for a period of, an effectively extended to expire, 18 months following the date of this AGM, provided that the authorization referred to under (i) shall be limited to 10% of the Company's issued share capital determined as at the close of business on the date of the AGM. If the resolution proposed under this agenda item 9. is passed, the proposed authorizations shall replace the currently existing authorizations.